Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:
Denison Mines Corp. (“Denison”) 595 Bay Street, Suite 402 Toronto, Ontario M5G 2C2
2.	Date of Material Change:
November 18, 2010
3.	News Release:
A press release disclosing the material summarized in this material change report was issued and disseminated through the services of Marketwire on November 18, 2010.
4.	Summary of Material Change:

On November 18, 2010, Denison announced that it has entered into an agreement with a syndicate of investment dealers co-led by GMP Securities L.P. and Scotia Capital Inc. (the “Underwriters”), which have agreed to sell on behalf of Denison on an underwritten private placement basis 25,000,000 special warrants of Denison (the “Special Warrants”) at a price of C$2.45 per Special Warrant for aggregate gross proceeds of C$61,250,000 (the “Non-Flow-Through Offering”) and 1,400,000 special warrants of Denison to be issued on a “flow-through” basis under the Income Tax Act (Canada) (the “Flow-Through Special Warrants”) at a price of C$3.00 per Flow-Through Special Warrant for gross proceeds of C$4,200,000 (the “Flow-Through Offering”).

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Denison announced that it has entered into an agreement with the Underwriters, which have agreed to sell on behalf of Denison on an underwritten private placement basis the Special Warrants at a price of C$2.45 per Special Warrant for aggregate gross proceeds of C$61,250,000 and the Flow-Through Special Warrants at a price of C$3.00 per Flow-Through Special Warrant for gross proceeds of C$4,200,000. Collectively, the Non-Flow-Through Offering and the Flow-Through Offering will raise aggregate gross proceeds of C$65,450,000 (the “Offering”).

Each Special Warrant and Flow-Through Special Warrant will entitle the holder thereof to receive one common share of Denison (a “Common Share”). The Special Warrants and Flow-Through Special Warrants are exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants and Flow-Through Special Warrants will be deemed to be exercised on the earlier of: (i) the date that is four months and a day following closing of the Offering; and (ii) the third business day after a receipt is issued for a (final) prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Special Warrants and Flow-Through Special Warrants have been sold, qualifying the distribution of the Common Shares issuable upon exercise of the Special Warrants and Flow-Through Special Warrants.

Denison will use its reasonable best efforts to obtain such receipt by December 31, 2010. However, if Denison fails to qualify the distribution of the Common Shares underlying the Special Warrants and Flow-Through Special Warrants by December 31, 2010, then the holders of the Special Warrants will be entitled to receive 1.1 Common Shares in lieu of one Common Share upon the exercise or deemed exercise of the Special Warrants (the “Penalty Provision”). The Flow-Through Special Warrants are not subject to the Penalty Provision.

Denison plans to use the proceeds of the Non-Flow-Through Offering for the development of Denison’s uranium properties, for working capital and for general corporate purposes. The proceeds received by Denison from the Flow-Through Offering will be used to incur eligible Canadian exploration expenses that qualify as Canadian exploration expenses and “flow-through mining expenditures” for purposes of the Income Tax Act (Canada) and which will be renounced in favour of the holders with an effective date of no later than December 31, 2010.

The Offering is scheduled to close on or about December 9, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE Amex LLC and applicable securities regulatory authorities.

In accordance with an existing agreement between Denison and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO is entitled to subscribe for such additional number of Common Shares as will allow it to maintain its current shareholding level in Denison (approximately 17.1%), being approximately six million additional Common Shares at the subscription price of C$2.45.

5.2	Disclosure for Restructuring Transactions

Not applicable.
6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:
Not applicable.
7.	Omitted Information:
Not applicable.

8.	Executive Officer:
Ron Hochstein President & Chief Executive Officer Telephone: (604) 689-7842
9.	Date of Report:
November 26, 2010

Advisory Regarding Forward-Looking Information and Statements

This report contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “guidance”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements.

More particularly, this document contains statements which include, but are not limited to, the tuning of closing of the Offering, the issuance of securities upon the exercise of the Special Warrants and the Flow-Through Special Warrants, Denison’s plans to file a prospectus, Denison’s planned use of proceeds of the Offering, and the expectations of Denison regarding the receipt of the required regulatory approvals.

The forward-looking statements are based on certain key expectations and assumptions made by Denison. Although Denison believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Denison can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking statements contained in this press release are made as of the date hereof and Denison undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.